November 8, 2010

Via EDGAR and Hand Delivery

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Julia E. Griffith

Daniel F. Duchovny

Re:                             St. Jude Medical, Inc.

Registration Statement on Form S-4

File No. 333-170045

Filed October 20, 2010

Schedule TO-T filed by Asteroid Subsidiary Corporation and St. Jude Medical, Inc.

File No. 005-85230

Filed October 20, 2010

Dear Ms. Griffith and Mr. Duchovny:

On behalf of our client, St. Jude Medical, Inc. (“St. Jude Medical”) and its subsidiary Asteroid Subsidiary Corporation (“Asteroid”), we hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter to Joseph M. Barbeau, dated November 4, 2010 with respect to the above referenced Registration Statement on Form S-4 (the “Registration Statement”) and Schedule TO-T (the “Schedule TO”), filed on October 20, 2010.

Please note that St. Jude Medical today filed with the Commission Amendment No. 1 to the Registration Statement (“Amendment No. 1”) and Amendment No. 2 to the Schedule TO.  Enclosed for your reference are four copies of Amendment No. 1, which have been marked to show changes made to the Registration Statement since it was filed initially with the Commission, as well as four unmarked copies of Amendment No. 1. Also enclosed for your reference are four unmarked copies of Amendment No. 2 to the Schedule TO.

For your convenience, we have reprinted the Staff’s comments below in italics.  All references to page numbers in our responses are to the page numbers of Amendment No. 1.

Form S-4

1.                                      Although the requirement to deliver a final prospectus has been eliminated under Regulation M-A for exchange offers commenced before effectiveness of the registration statement, offerors still must file a final prospectus.  The obligation to file a final prospectus is not satisfied by the filing of an amendment to the registration statement before effectiveness.  Please see the Compliance & Disclosure Interpretations-Regulation M-A and Related Rules (Telephone Interpretation Manual Supplement dated July 2001, Section I.E.3) on our website www.sec.gov for more information.  Please confirm to us that St. Jude Medical, Inc. will satisfy its obligation to file a final prospectus, after effectiveness, in accordance with the above interpretation.

We confirm that St. Jude Medical will satisfy its obligation to file a final prospectus, after effectiveness, in accordance with the above interpretation.

Cover page

2.                                      We note your statement at the bottom of the cover page and again on page 3 that you intend to incorporate by reference into the prospectus any new information filed with the SEC after November 1.  The federal securities laws do not permit you to incorporate any additional documents by reference that are filed with the SEC between the commencement of the offer and the scheduled or actual offer expiration date.  Please revise to indicate, if true, that you will amend the Schedule TO and the S-4 to include such documents to the extent required.

St. Jude Medical and Asteroid acknowledge their obligation to promptly amend the Schedule TO to reflect any material changes in accordance with Rule 14d-3(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  St. Jude Medical and Asteroid will amend the Schedule TO to reflect any material changes as required by Rule 14d-3(b)(1).  We have revised the disclosure on the cover page and page 3 of Amendment No. 1 to acknowledge that St. Jude Medical and Asteroid will make any such amendments to the Schedule TO.

However, Form S-4 under the Securities Act of 1933, as amended (the “Securities Act”) specifically requires registrants to incorporate by reference future filings.  Pursuant to Item 11(b) of Form S-4,

“The prospectus also shall state that all documents subsequently filed by the registrant pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to one of the following dates, whichever is applicable, shall be deemed to be incorporated by reference into the prospectus: …(3) if securities of the registrant are being offered in exchange for securities of any other issuer, the date the offering is terminated;”

Item 15 of Form S-4 further provides that “If the company being acquired meets the requirements for use of Form S-3 and compliance with this item is elected, furnish the information that would be required by Items 10 and 11 of this Form if securities of such company were being registered.” AGA Medical Holdings, Inc. is Form S-3 eligible effective November 1, 2010, and St. Jude Medical and AGA have therefore elected to comply with Item 15 of Form S-4 with respect to information contained in Exchange Act filings made by AGA on or after such date.

Questions and Answers, page 4

3.                                      We note that the fifth and sixth bullet points in response to the question “What are the most significant conditions to the completion of the Offer?” states that AGA shall have performed its obligations required under the Merger Agreement, including the requirement that the representations and warranties be true as of the acceptance time.  Given that the merger can only close after the expiration of the offer, it appears that this condition inappropriately survives that expiration time.  Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer.  Please revise here and throughout the offer document, as applicable.

The conditions referred to in the fifth and sixth bullets in response to the question “What are the most significant obligations to completion of the Offer” are conditions to the Offer, not to the subsequent Merger.  The Merger Agreement contains conditions to the Offer, as described on pages 6-7 of Amendment No. 1 that are separate from the conditions to the closing of the subsequent Merger.  The Offer conditions described on pages 6-7 of Amendment No. 1 therefore will have been satisfied or waived by Asteriod before expiration of the Offer and St. Jude Medical’s acceptance of the AGA shares tendered in the Offer, and will not inappropriately survive the expiration time of the Offer.  We have revised the disclosure on page 6 of Amendment No. 1 to clarify that these conditions must be satisfied or waived prior to the expiration of the Offer.

Selected Consolidated Financial Data of St. Jude, page 20

4.                                      Please revise your disclosure to include all of the summary information required by Item 1010(c), including the pro forma ratio of earnings to fixed charges information specified in Item 1010(c)(6) of Regulation M-A.

The disclosure on pages 20 and 23-24 of Amendment No. 1 has been revised in response to this comment.  St. Jude Medical respectfully notes that it has not included a ratio of earnings to fixed charges or a pro forma ratio of earnings to fixed charges because it is not registering debt securities or preference securities.  Consistent with Item 503(d) of Regulation S-K, St. Jude Medical and Asteroid do not believe that the ratio of earnings to fixed charges is material to investors except when debt securities or preference securities are registered.

Top Up Option, page 65

5.                                      Please clarify in your disclosure to whom the promissory note described at the bottom of page 65 would be issued, since the contracting entity, AGA, does not survive the merger.

AGA will be the surviving corporation in the first Merger, as described on page 4 of Amendment No. 1, but it will not be the surviving corporation in the second merger, as described on page 11 of Amendment No. 1.  However, regardless of which corporation survives a merger, the rights and obligations of both merging entities will become the rights and obligations of the surviving corporation under Section 269 of the Delaware General Corporation Law.  Accordingly, any promissory note issued in the Top-Up Option will be an asset of the surviving corporation of both the first Merger and the second merger.  We have revised the disclosure on page 66 of Amendment No. 1 to clarify that the promissory note would be an asset of the surviving corporation in the Merger and the second merger.

Other Conditions, page 73

6.                                      A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder.  The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied.  In that regard, we note the sixth bullet point under this heading is premised on a determination that AGA has performed in all material respects its obligations under the merger agreement.  Notwithstanding the delivery of a certificate attesting to this fact by AGA the offeror appears to retain the unilateral right to determine whether AGA has performed its obligations in all material respects under various agreements in the offeror’s sole discretion and without regard to the reasonableness of its assessment.  Please revise your disclosure accordingly or advise.

We note that it appears from the text of comment 6 that the Staff is referring to the fifth bullet point on page 74 of Amendment No. 1 rather than the sixth bullet point.  St. Jude Medical and Asteroid respectfully submit that they believe the condition set forth in the fifth bullet point on page 74 of Amendment No. 1 is a customary condition in this type of transaction.  St. Jude Medical and Asteroid believe the subject matter of this condition, which is the performance of AGA’s covenants, is objectively verifiable both as a matter of fact rather than a matter of opinion and in accordance with the principles of construction under Delaware law.   We therefore do not believe that St. Jude Medical and Asteroid have a unilateral right or sole discretion to determine whether that condition has been met.

AGA Financial Projections, page 204

7.                                      We note that the projected financial information included in this section has not been prepared in accordance with GAAP.  As a result, advise us what consideration you have given as to whether the projected financial information would require additional disclosure pursuant to Rule 100(a) of Regulation G.  We may have additional comments after we review your response.

St. Jude Medical and Asteroid do not believe that the Registration Statement is subject to Regulation G as a result of Rule 100(d) of Regulation G, which provides that Regulation

G does not apply to non-GAAP financial measures included in communications subject to Item 1015 of Regulation M-A.  Item 10(e)(6) of Regulation S-K contains a similar exemption.  Item 4(b) of Form S-4 provides that “If a report, opinion or appraisal materially relating to the transaction has been received from an outside party, and such report opinion or appraisal is referred to in the prospectus, furnish the same information as would be required by Item 1015(b) of Regulation M-A.”   The fairness opinion of AGA’s financial advisor materially relates to the Offer and is referred to in the prospectus included in the Registration Statement.  As a result, the Registration Statement is  a communication subject to Item 1015 of Regulation M-A and therefore exempt from Regulation G.  The AGA financial projections are included in the Registration Statement because they were provided to AGA’s financial advisor for purposes of rendering its fairness opinion in connection with the Offer and are therefore provided pursuant to Item 1015 of Regulation M-A.

We note that Question 101.01 of the Staff’s current Compliance and Disclosure Interpretations regarding business combination transactions states:

“In addition, there is an exemption from Regulation G and Item 10(e) of Regulation S-K for non-GAAP financial measures disclosed pursuant to Item 1015 of Regulation M-A, which applies even if such non-GAAP financial measures are included in Securities Act registration statements, proxy statements and tender offer statements.”

The original interpretation of Regulation G on this topic (Question 6 of the Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures dated June 13, 2003) stated:

“There also is an exemption from Regulation G and Item 10(e) of Regulation S-K for disclosure of non-GAAP financial measures made in any disclosure that is subject to Item 1015 of Regulation M-A. In contrast to the exemption discussed in the previous paragraph, the exemption for disclosure of non-GAAP financial measures subject to Item 1015 of Regulation M-A is not limited to pre-commencement communications and, accordingly, the exemption would also be available for Item 1015 disclosure found in registration statements, proxy statements and tender offer statements.”

We believe that these interpretations indicate that Item 1015 disclosure should be exempt from Regulation G regardless of the form used to communicate such disclosure.  For example, though Schedule TO does not technically require disclosure pursuant to Item 1015 of Regulation M-A, the interpretations above suggest that Item 1015 disclosure in tender offer statements should be exempt from Regulation G.  We believe that bidders and targets are increasingly including Item 1015 disclosure in tender offer statements and Schedules 14D-9 because they believe that such information is material to investors decisions regarding a tender offer.  In the present case, AGA included the same Item 1015 disclosure that is included in the Registration Statement in its Schedule 14D-9, even though such disclosure is technically only required in the Registration Statement, because it believed that the disclosure is material to its stockholders.

St. Jude Medical and Asteroid believe that the AGA financial projections are an integral part of its disclosure regarding the fairness opinion of AGA’s financial advisor because this information was used by AGA’s financial advisor for purposes of preparing its fairness opinion to AGA.  The presentation is a factual presentation of information that was received and considered by AGA’s financial advisor.  If AGA’s financial advisor had not used these financial projections in connection with preparing its fairness opinion, then the financial projections would not have been included in the Registration Statement or the Schedule 14D-9.  In the Commission’s release proposing Regulation G (Release No. 33-8145), the Commission referred to concerns that pro-forma information could be used by companies to obscure GAAP results.  The non-GAAP measures included in the Item 1015 disclosure are not designed to be used for any such misleading purpose.  In this case, St. Jude Medical and Asteroid disclosed the AGA financial projections as a part of its Item 1015 disclosure of the fairness opinion of AGA’s financial advisor only to provide AGA stockholders the benefit of information obtained by the board of directors and financial advisor of AGA and used by AGA’s financial advisor in the preparation of a fairness opinion.  St. Jude Medical and Asteroid respectfully submit that these were not circumstances that Regulation G was intended to address.

We have separately provided a letter containing St. Jude Medical and Asteroid’s signatures on the requested representations.

Should you have any questions concerning the foregoing, please do not hesitate to contact me at (650) 849-5394.

Very truly yours,

/s/ Stewart L. McDowell
Stewart L. McDowell

cc:	Kashif Rashid (St. Jude Medical, Inc.)
Alexander Rosenstein (Fredrikson & Byron, P.A.)
Ronald Lund (AGA Medical Holdings, Inc.)

November 8, 2010

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Julia E. Griffith

Re:                             St. Jude Medical, Inc.
Registration Statement on Form S-4
File No. 333-170045
Filed October 20, 2010

Schedule TO-T filed by Asteroid Subsidiary Corporation and St. Jude Medical, Inc.
File No. 005-85230
Filed October 20, 2010

Dear Ms. Griffith:

As requested in the letter dated November 4, 2010 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above referenced Registration Statement on Form S-4 (the “Registration Statement”) and Schedule TO-T (the “Schedule TO”), filed on October 20, 2010, each of St. Jude Medical, Inc. (“St. Jude Medical”) and Asteroid Subsidiary Corporation (“Asteroid”) acknowledge as follows:

•                  St. Jude Medical and Asteroid are responsible for the adequacy and accuracy of the disclosure in the Registration Statement and Schedule TO;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement and Schedule TO; and

•                  St. Jude Medical and Asteroid may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ST. JUDE MEDICAL, INC.		ASTEROID SUBSIDIARY CORPORATION

By:	/s/ Pamela S. Krop	By:	/s/ Pamela S. Krop
Name:	Pamela S. Krop	Name:	Pamela S. Krop
Title:	Vice President, General Counsel and Secretary	Title:	Vice President and Secretary